UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SIENTRA, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
82621J105
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82621J105
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-051-8585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,519,077*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,519,077*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,519,077*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 8.9%*

14. Type of Reporting Person (See Instructions): PN

*As of May 9, 2018 (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,519,077 shares of common stock, $0.01 par value per share (“Common Stock”), of Sientra, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 1,240,247 shares of Common Stock held by Abingworth Bioventures V, LP (“ABV V”), (ii) 1,240,247 shares of Common Stock held by Abingworth Bioventures V Co-Invest Growth Equity Fund, LP (“AGE” and together with ABV V, the “Abingworth Funds”), (iii) 31,546 shares of Common Stock held by Timothy Haines, a director of the Issuer and (iv) 7,037 shares of Common Stock issuable within 60 days of the Filing Date upon exercise of Options (the “Options”) held by Timothy Haines. Abingworth, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 2,480,494 shares of Common Stock held by the Abingworth Funds. Under an agreement between Mr. Haines and Abingworth, Mr. Haines is deemed to hold the Common Stock Options and any Common Stock issuable upon exercise of the Options for the benefit of the Abingworth Funds, and must exercise the Options solely upon the direction of Abingworth, as a result of which each of ABV V, AGE and Abingworth may be deemed to beneficially own any Common Stock Options and Common Stock issuable upon exercise of the Options owned by Mr. Haines. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 2,519,077 shares of Common Stock of the Issuer or approximately 8.9% of the shares of Common Stock deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 28,162,036 shares of Common Stock issued and outstanding as of May 7, 2018, based on information from the Issuer and other public information.

CUSIP No. 82621J105
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V, LP 98-051-8587

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,278,830*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,278,830*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,278,830*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 4.5%*

14. Type of Reporting Person (See Instructions): PN

*As of May 9, 2018 (the “Filing Date”), Abingworth Bioventures V, LP (“ABV V”) may be deemed to beneficially own an aggregate of 1,278,830 shares of common stock, $0.01 par value per share (“Common Stock”), of Sientra, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 1,240,247 shares of Common Stock held by “ABV V”, (ii) 31,546 shares of Common Stock held by Timothy Haines, a director of the Issuer and (iii) 7,037 shares of Common Stock issuable within 60 days of the Filing Date upon exercise of Options (the “Options”) held by Timothy Haines. Under an agreement between Mr. Haines and Abingworth, Mr. Haines is deemed to hold the Common Stockl Options and any Common Stock issuable upon exercise of the Options for the benefit of the Abingworth Funds, and must exercise the Options solely upon the direction of Abingworth, as a result of which each of ABV V, Abingworth Bioventures V Co-Invest Growth Equity Fund, LP and Abingworth may be deemed to beneficially own any Common Stock Options and Common Stock issuable upon exercise of the Options held by Mr. Haines. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ABV V may be deemed to beneficially own 4.5% of the shares of Common Stock deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 28,162,036 shares of Common Stock issued and outstanding as of May 7, 2018, based on information from the Issuer and other public information.

This Amendment constitutes an exit filing for ABV V as ABV V beneficially owns less than five percent (5%) of the shares of Common Stock of Issuer.

CUSIP No. 82621J105
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V Co-Invest Growth Equity Fund, LP 98-057-9772

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,278,830*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,278,830*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,278,830*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 4.5%*

14. Type of Reporting Person (See Instructions): PN

*As of May 9, 2018 (the “Filing Date”), Abingworth Bioventures V Co-Invest Growth Equity Fund, LP (“AGE”),may be deemed to beneficially own an aggregate of 1,278,830 shares of common stock, $0.01 par value per share (“Common Stock”), of Sientra, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 1,240,247 shares of Common Stock held by AGE, (ii) 31,546 shares of Common Stock held by Timothy Haines, a director of the Issuer and (iii) 7,037 shares of Common Stock issuable within 60 days of the Filing Date upon exercise of Options (the “Options”) held by Timothy Haines. Under an agreement between Mr. Haines and Abingworth, Mr. Haines is deemed to hold the Common Stock, Options and any Common Stock issuable upon exercise of the Options for the benefit of the Abingworth Funds, and must exercise the Options solely upon the direction of Abingworth, as a result of which each of Abingworth Bioventures V, LP, AGE and Abingworth may be deemed to beneficially own any Common Stock and Common Stock issuable upon exercise of the Options held by Mr. Haines. Thus, as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), AGE may be deemed to beneficially own 4.5% of the shares of Common Stock deemed issued and outstanding.

This Amendment constitutes an exit filing for AGE as AGE beneficially owns less than five percent (5%) of the shares of Common Stock of Issuer.

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on November 7, 2014 (the “Schedule 13D”). This Schedule 13D, as amended by this Amendment relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Sientra, Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment constitutes an exit filing for each of ABV V and AGE as each beneficially own less than five percent (5%) of the shares of Common Stock of Issuer.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

On May 7, 2018, ABV V purchased 140,741 shares of Common Stock at a purchase price of $13.50 per share of Common Stock for a total of $1,900,003.50. ABV V purchased these shares of Common Stock with its investment capital. Abingworth does not directly own any of the shares of Common Stock.

On May 7, 2018, AGE purchased 140,741 shares of Common Stock at a purchase price of $13.50 per share of Common Stock for a total of $1,900,003.50. AGE purchased these shares of Common Stock with its investment capital. Abingworth does not directly own any of the shares of Common Stock.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On May 7, 2018, ABV V purchased 140,741 shares of Common Stock at a purchase price of $13.50 per share of Common Stock for a total of $1,900,003.50. ABV V purchased these shares of Common Stock with its investment capital. Abingworth does not directly own any of the shares of Common Stock.

On May 7, 2018, AGE purchased 140,741 shares of Common Stock at a purchase price of $13.50 per share of Common Stock for a total of $1,900,003.50. AGE purchased these shares of Common Stock with its investment capital. Abingworth does not directly own any of the shares of Common Stock.

Currently, Timothy Haines, an Investment Director and Partner of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Mr. Haines was appointed to the Board in October 2013. Mr. Haines also serves on the Audit Committee of the Board. Mr. Haines has been issued, to date, 31,546 shares of Common Stock and 7,037 shares of Common Stock issuable upon exercise of Options (the “Options”) in connection with his service as a member of the Board. Abingworth provides advisory services to ABV V. Under an agreement between Mr. Haines and Abingworth, Mr. Haines is deemed to hold the shares of Common Stock, Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of the Abingworth Funds, and must exercise the Options solely upon the direction of Abingworth. 7,037 Options were exercisable as of the Event Date (as defined below) and as of Filing Date.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

 As of the Filing Date, Abingworth may be deemed to beneficially own an aggregate of 2,519,077 shares of Common Stock. 1,240,247 shares of Common Stock are held directly by ABV V, 1,240,247 shares of Common Stock are held directly by AGE, 31,546 shares of Common Stock issued to Timothy Haines and 7,037 shares of Common Stock issuable upon exercise of Options (the “Options”) held by Mr. Haines, received as director’s compensation pursuant to the following grants:

●	On June 22, 2017: Mr. Haines was granted 12,861 restricted stock units.

●	On June 23, 2017: Mr. Haines was granted 18,685 restricted stock units.

●	On June 26, 2015 Mr. Haines was granted an option for 7,037 shares of Common Stock, with 100% of the shares vesting in 12 equal monthly installments beginning on June 26, 2015. This grant is fully vested and can be exercised at any time at an exercise price of $25.18, until the expiration date of June 26, 2015.

Abingworth is not the owner of record of any shares of Common Stock. Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 2,519,077 shares of Common Stock, representing approximately 8.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date. The foregoing beneficial ownership percentage is based upon 28,162,036 shares of Common Stock issued and outstanding as of May 7, 2018, based on information from the Issuer and other public information.

As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 1,240,247 shares of Common Stock held by ABV V, and does not have sole voting and dispositive power over any of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 1,240,247 shares of Common Stock held by AGE, and does not have sole voting and dispositive power over any of the securities reported herein; and (iii) Abingworth has shared voting and dispositive power with respect to the 2,480,494 shares of Common Stock held by the Abingworth Funds, and does not have sole voting and dispositive power over any of the securities reported herein.

Mr. Haines has been issued, to date, 31,546 shares of Common Stock and 7,037 shares of Common Stock issuable upon exercise of Options (the “Options”) in connection with his service as a member of the Board. Abingworth provides advisory services to ABV V. Under an agreement between Mr. Haines and Abingworth, Mr. Haines is deemed to hold the shares of Common Stock, Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of the Abingworth Funds, and must exercise the Options solely upon the direction of Abingworth. 7,037 Options were exercisable as of the Event Date (as defined below) and as of Filing Date.

Except as described herein, during the past sixty (60) days on or prior to May 7, 2018 (the “Event Date”), and from the Event Date to the Filing Date, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock owned by it. The partners of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Abingworth Funds, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.    Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated November 7, 2014, signed by each of the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Issuer with the Securities and Exchange Commission on November 7, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2018

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO- INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Abingworth LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).